30

08003016

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME

Praia do Flamengo no. 154
4º floor
City of Rio de Janeiro
State of Rio de Janeiro Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35206 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
F 14A (PROXY)	☐		

BEST AVAILABLE COPY

OICF/BY: [signature]

DAT : 6/4/08

Annex 1

082-35206

KPMG

12-31-07
AR/S

LLX Logística S.A.

Financial Statements on
December 31st, 2007

LLX Logística S.A.

Financial Statements

Period from March 1st (date of incorporation) to December 31st, 2007

Contents

Management Report

LLX Logística S.A. ("LLX" or "Company") was created on March 1st, 2007 to act as holding of the business of logistics of the EBX Group with focus on the potential growth of investments in infrastructure and logistics in the country, rendering service to the MMX Systems, other companies of the Group and third parties through the development of three port complexes in the Southeast Region of Brazil: Porto do Açu, Porto Brasil and Porto Sudeste.

Detailed information about LLX and about the investments involved in the development of the projects is available on our *Web site* www.llx.com.br

LLX, incorporated in the shareholding reorganization approved by the Board of Directors of MMX Mineração e Metálicos S.A. ("MMX") in the first semester of 2007 became the vehicle for the activities of logistics of the EBX Group, seeking new opportunities in the sector and counting on an independent administration and dedicated to the development of these projects.

Below we list the principal factors considered for the creation of LLX:

- The solidity of the fundaments of the Brazilian economy will give the support necessary for the next cycle of growth;

- Commerce will have a fundamental role in this process, substantially increasing the demand for systems of logistics;

- Brazil has a deficit of investments in infrastructure and offers excellent opportunities of investments for companies of this sector; and

- The segregation of assets of logistics permits better perception of their value, thus attracting a more specific group of analysts and new investors.

LLX, controlled company of MMX, has a 70% interest in LLX Açu Operações Portuárias S.A. ("LLX Açu") and a 51% interest in LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio"). From the conclusion of the transaction with Anglo American Participações Ltda ("Anglo American Participações") on July 18th, 2007 it went on to hold 49% of this controlled company LLX Minas-Rio.

Apart from the access to the maritime infrastructure that is being built to load iron ore, LLX Açu has the right to build additional infrastructure and operate logistics and loading activities for third parties through payment of an access tariff to LLX Minas-Rio. LLX Açu will have the right to expand the Port of Açu as will be agreed from time to time with LLX Minas-Rio and will be entitled to carry out port operations in the Port of Açu, and the transport of iron ore will have priority for shipment.

In September of 2007 LLX and Ontario Teachers Pension Plan Board ("OTPP"), pension fund of Canadian origin, signed a definitive contract for the subscription and acquisition by OTPP of 15% of the shares issued by LLX under the form of preferred shares, for the amount of US$185 million. The transaction attributed a value of approximately US$1.23 billion to the total of LLX.

The resources will be used to develop the port activities not relating to the iron ore and to develop an industrial complex in the retro area of Porto Açu. The investment will also be directed to fund the development of Porto Brasil in the state of São Paulo, and of Porto Sudeste in the state of Rio de Janeiro.

In November of 2007 LLX signed a financing commitment with Banco Bradesco ("Bradesco") with firm guarantee in the total amount of US$ 750 million, consisting of a line of bridge-loan of US$300 million and lines of long-term financing in the amount of up to US$750 million which should be originated chiefly by means of transfers of resources coming from BNDES in an estimated period of 13 years. Apart from this, Bradesco undertook to use its best efforts to organize an additional amount of approximately US$1.1 billion.

All the terms and conditions of the long-term financing will be the subject to prior analysis by BNDES, and the consummation of the operations is subject to the conditions detailed in the mandate and habitual to this type of business.

The long-term financing lines are structured under the modality of *project finance*, with corporative guarantee restricted to the entry into commercial operation of the projects of the subsidiaries of LLX. MMX will not guarantee the financing.

On December 31st, 2007 LLX counted on 23 employees, there not being *turn-over* since the Company was to be found at the start of its activities and is in the phase of formation of teams. The staff of employees in this phase of initial strategy of the business is totally based in Rio de Janeiro and has complete higher level. On this date the Company does not have a Security Fund or a Share Purchase Option Plan in favor of its employees. The existing Share Purchase Option Plan is of the controller shareholder of MMX in favor of two directors, aiming at the retention of the principal executives of the Company. Also expenses did not occur in relation to the training of the employees during this period.

<u>*Porto do Açu*</u>

Porto do Açu, located in the municipality of São João da Barra, State of Rio de Janeiro with a retro area of 7,800 hectares shall move iron ore transported by the ore-duct of MMX Minas-Rio, apart from being developed to move other produce such as steel, coal, containers, granite, oil byproducts and GNL.

In June of 2007 ANTAQ granted authorization for the construction and exploration, for an indeterminate time, of the private mixed-use port complex of Porto do Açu. The license authorizes both the operation of the cargo of the Company and cargo of third parties, in compliance with its initial business plan.

In September of 2007 a letter of intention was signed between LLX Minas-Rio and the consortium ARG-CIVILPORT for the offshore construction works of Porto do Açu, to start the construction of the enterprise. The contract signed in the amount of R$543,102 thousand has the end forecast for February of 2010.

The pro-active and transparent posture of the Company, taking its project beforehand to the communities, from its start caused there to be focus on the social and environmental areas. In the social area the amount spent in the period was approximately R$800, including the project of reallocation of families (implantation of access, network of water, light, donation of land, technical assistance, fencing off of the area, preparation of the soil and fertilizing), project of social compensation to fishermen (reform of the fishing colony, program of digital inclusion with fishermen, program of benefiting of shrimp, registering and monitoring of the fishing activity in São João da Barra) and social diagnosis of São João da Barra. Now in the area of environmental protection the Company showed an expense of approximately R$1,587. The principal expenses are represented by licensing, environmental management, archeological prospecting, monitoring of water quality, monitoring of coastal morphology, management of residuals and effluents, monitoring of the plankton community, rescue of the flora and maintenance of the salt marsh, environmental education, noise monitoring, monitoring of air quality and monitoring of the feathered game, amongst other things.

Porto Brasil

Porto Brasil, with a total area projected of 1,950 hectares, located in the city of Peruíbe - São Paulo, is being planned to move iron ore, containers, fertilizers, agricultural products and bulk liquid products.

On December 31st, 2007 the project team had still not been formed, only a manager having been contracted responsible for the administration of the investments and other measures for the installation of the port. In 2007 the initial environmental studies relating to the project were developed. From 2008 and consistent with the high level of social and environmental responsibility of the Company, the investments in this area should increase significantly.

Porto Sudeste

Porto Sudeste, also strategically located in the city of Itaguaí in the State of Rio de Janeiro will have a storage patio and a mooring berth for iron ore ships.

In November 2007 the companies Pedreira Sepetiba Ltda., and Sepetiba Empreendimentos Ltda (currently LLX Sudeste) with a view to developing the Porto Sudeste Project.

Pedreira Sepetiba, in the city of Itaguaí, counted on 96 employees on December 31st, 2007 and did not present turnover in this period. Of the 96 employees, 71 have incomplete fundamental level; 13 have complete fundamental level; 9 have medium level and 3 have higher level. On December 31st, 2007 the Company did not have a Security Fund nor a Share Purchase Option Plan and the investments in training were approximately R$15.

Pedreira Sepetiba, due to the exploration of ore mines, had a total expense with environmental protection of R$222 including the humidifying of roads, environmental licenses, monitoring of vibrations of detonation and maintenance of industrial drainage and sedimentation basins.

LLX Sudeste is a company without operational activity, not having employees or expenses relating to the environment.

In the construction project of Porto Sudeste the environmental protection was found to be in the initial phase of preparation of environmental studies. In the same way that the other undertakings of the Group the investments of the Company in the environmental and social areas will be aligned with the best practices of the sector.

Consolidated Financial Statements

The financial statements presented reflect the phase of implementation of the controlled companies of the Company, represented by investments, costs and expenses relating to the projects under development.

The net profit for the period was positively affected by the capital gain of R$170.9 million in the participation of the controlled company LLX Minas-Rio in function of the subscription of new shares by Anglo American Participações, resulting in the reduction of the shareholding participation of LLX from 70% to 51%.

We list below the highlights of 2007:

- Net profit of R$160.9 million;
- Net income of R$1.3 million;
- Net financial expense of R$1.8 million;
- General and administrative expenses of R$5.1 million;
- Financial availabilities of R$156.5 million;
- Gross indebtedness of R$7.6 million;
- Net worth of R$166.0 million.

Part of the income of the Company will be linked to the North American dollars since the income with movement (shipment) of iron ore (handling fee) will be in this currency, whereas the major part of its needs of capital investment ("CAPEX") are in Reais. As a strategy for the prevention and reduction of the exchange rate fluctuation effects, the Management adopts a policy of keeping derivatives and term operation of currency, all registered in CETIP, with the maintenance of susceptible assets also linked to the exchange variation.

In currency term operations the Company presented positive results made in the period ending on December 31st, 2007 of R$22,818 (referring to 51% of the total of R$44,742) taken to the results of future periods by the controlled company LLX Minas-Rio.

On December 31st, 2007 the negative effects of term currency not made in these operations are registered as losses and are taken to the result of the future periods by the controlled company LLX Minas-Rio in the amount of R$5,960 (referring to 51% of the total of R$11,688).

The Management Report includes information relating to the investments projected and estimated quantities of transport of ore that are not part of the audit scope of the Financial Statements and consequently were not audited by KPMG Auditores Independentes.

KPMG Auditores Independentes did not perform any other services rather than those relating to the auditing in the period from March 1st, 2007 (date of incorporation of the Company) to December 31st, 2007.

Subsequent events

a. *Negotiation between the controlling shareholder of MMX and Anglo American.*

The controlling shareholder of MMX and the integral controlled company of Anglo American signed a contract of purchase and sale on March 31st, 2008 relating to the acquisition by Anglo American ("Purchase Operation") of the shares belonging to the controlling shareholder of MMX of the company IronX Mineração S.A. ("IronX") constituted from the split-off of certain assets and liabilities of MMX ("Restructuring Operation"). With the result of the Restructuring Operation the portions of MMX split would be conveyed in favor of two companies, one of them IronX, the company object of the Purchase Operation and the other, LLX, thus the current participation of MMX in LLX being transferred to the shareholders of MMX. MMX will stay with the remains of its assets and liabilities.

With the conclusion of the Restructuring Operation, IronX will hold the participation of MMX of 51% in the MMX Minas-Rio System (excluding the shareholding participation of 51% in LLX Minas-Rio currently held by LLX) as well as the participation of 70% of MMX in the MMX Amapá System. An integral controlled company of Anglo American already currently holds participation of 49% in the MMX Minas-Rio System and in LLX Minas-Rio.

The parties consider that the Restructuring Operation is a precedent condition for the conclusion of the Purchase Operation. The terms of the Purchase Operation will also include the payment by IronX to MMX of a future economic participation due from 2023 in relation to MMX Amapá and from 2025 in relation to MMX Minas-Rio, apart from other mutual commitments of the parties involved.

Anglo American will pay an amount equivalent in reais to US$361.12 per share issued by IronX (assuming one share of IronX for each share of MMX in circulation) or a total of US$5.5 billion for 100% of the shares of IronX.

After the Restructuring Operation and while the controlling shareholder remains in control, MMX will continue to be the exclusive vehicle of this shareholder for the mining projects in general and LLX, the vehicle for ports and projects of logistic infrastructure. As part of the Restructuring Operation MMX will also have the option of holding a participation of 50% in the first pelletizing plant to be built in Porto do Açu.

As a consequence of the Restructuring Operation, if approved, IronX and LLX will be listed in the segment "New Market" of Bovespa and the minority shareholders of MMX will be entitled to hold shares in each one of the three companies object of the restructuring, receiving a new share issued from IronX and from LLX for each share held, issued from MMX. Additionally each *Global Depositary Receipt (GDR)* of MMX will represent one twentieth of a share of MMX, of LLX and of IronX.

The consummation of the Restructuring Operation and the Purchase Operation is subject to certain conditions including approval by the Board of Directors of Anglo American and of MMX and the eventual regulatory approvals for the signing of the respective definitive contracts. Also, for the effecting of the Restructuring Operation, IronX, LLX and MMX should obtain the competent approvals of their shareholders at a meeting convened under the terms of Act no. 6.404/76 and the standards of CVM.

After the consummation of the Purchase Operation, Anglo American has the intention of concomitantly making the Offer of Tag-along, offer for the cancellation of registry of the open company IronX as well as for its exit from the New Market. In the hypothesis of an evaluation made on account of that foreseen in the legislation and in the applicable regulations to the offers of cancellation of registry of open company of exit from the New Market indicating a value higher than that paid to the Controller, Anglo American, at its discretion, can either keep the offer for the cancellation of registry of open company and exit from the New Market and, consequently pay the higher price to the minority shareholders accepting the unified offer or desist from the offers of closing of capital and withdrawal from the New Market, only keeping the Tag Along offer.

b. *Judicial deposits of LLX Minas-Rio*

The controlled company LLX Minas-Rio questions the suspension of the requirement of the IRPJ and CSSL on the financial incomes earned in its pre-operational phase. The controlled company filed a writ of mandamus on January 29th, 2008 and on January 31st, 2008 made a judicial deposit in the amount of Restructuring Operation of $16,403. The Company is waiting for the sentence in the lower court of the Federal Justice of Rio de Janeiro.

c. *Subscription of shares by Ontario Teachers' Pension Plan Board ("OTPP")*

On January 17th, 2008 OTPP made a transfer of capital in LLX of US$185,000 thousand referring to the contract signed for the subscription of 15% of the shares of LLX.

d. *Alterations in the Business Corporations Act (Act no. 6.404/76)*

Act no. 11.638 published in the Official Gazette of the Union on December 28th, 2007 altered diverse provisions of Act no. 6.404 (Joint Stock companies). These alterations take effect on January 1st, 2008.

Amongst the principal alterations introduced we highlight the following matters, which, in the evaluation of our Management, could modify the form of presentation of our financial statements and the criterion of assessment of our net worth and financial position and of our results from the period ending on December 31st, 2008:

- The obligation of the Statement of Sources and uses of funds ("DOAR") was made extinct, being substituted by the Cash Flow Statement ("DFC"). In the case of open companies the Statement of Added Value ("DVA") was also introduced as obligatory publication. DFC and DVA are also mandatory for all the large companies independently of their shareholding form, being subject to in dependent auditing.

- Intangible goods and rights were segregated from the tangible, the fixed assets being classified in investments, fixed assets, intangible and deferred.

- The heading "adjustments of net worth evaluation" in the Net Worth was created. They will be considered adjustments of net worth evaluation while not computed in the results of the period in obedience to the regime of competence, to the counterparts of increases or reductions of value attributed to elements of the assets and liabilities as a result of their evaluation at market price.

- The pre-operational expenses and expenses of restructuring that will contribute effectively to the increase of the result of more than one company period and which do not only configure only a reduction of costs or increase in the operational efficiency will be classified in the Deferred Assets.

- The tax incentives will no longer be classified as reserve of capital, becoming part of the results of the period. By determination of the organs of the Management, the General Meeting can destine a portion of the profit corresponding to these incentives for the formation of the Tax Incentive Reserve created as part of the reserves of profit and can be excluded from the basis of calculation of the obligatory dividend.

- Additionally the criterion of evaluation of the assets and liabilities were altered with highlight on the following points:

  - Items of assets and liabilities coming from long term operations as well as relevant short term operations will be adjusted to the present value in accordance with the international accountancy standards;

  - The value of recuperation of the goods and rights of the fixed assets, intangible and deferred shall periodically be evaluated so one can make the registry of potential losses or a revision of the criterion and rates of depreciation, amortization and exhaustion;

  - The rights classified in the intangible should be evaluated by the cost incurred in the acquisition deducted from the balance of the respective amortization account;

  - Financial instruments "available for sale" or "destined for negotiation" become evaluated at market value; and

  - All the other financial instruments must be evaluated by their updated or adjusted cost according to the probable value of conversion, if this is less.

- In the Operation of Transformation, Incorporation, Merger or Split-Off between independent parties and in which the effective transfer of control occurs, the evaluation at market value of the assets and liabilities will obligatorily be the market value.

- The participations of debentures, of employees and administrators, even in the form of financial instruments and of institutions or welfare funds of employees that are not characterized as expense should be included in the income statement of the period.

- The elimination of the possibility of registry of reserves of reevaluation for the joint stock companies. The new Law gave option to the companies to keep the existing balances and convert these balances within the current rules or cross entry these balances up to the end of the period of 2008.

The Management of the Company is in the process of evaluation of the effects that the above-mentioned alterations will produce in its net worth and results of the period of 2008, as well will take into consideration the guidelines and definitions to be issued by the regulating organs. At this time the Management understands it is not possible to determine the effects of these alterations on the result and net worth for the period ending on December 31st, 2007.

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4º
20031-000 - Rio de Janeiro, RJ - Brasil
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Central Tel 55 (21) 3515-9400
Fax 55 (21) 3515-9000
Internet www.kpmg.com.br

Independent Auditors' Report

To
Board of Directors and Shareholders of
LLX Logística S.A.
Rio de Janeiro – RJ

1. We have examined the balance sheet of LLX Logística S.A., and the consolidated balance sheet of this Company and its controlled companies, prepared on December 31st, 2007 and the respective income statements, shareholders' equity statement and sources and uses of funds corresponding to the period from March 1st to December 31st, 2007 prepared under the responsibility of its Management. Our responsibility is to express an opinion about these financial statements.

2. Our examination was conducted according to the auditing standards applicable in Brazil and covered: (a) the planning of the work considering the relevance of the balances and volume of transactions and the accounts systems, and of internal control of the Company and its controlled companies; (b) based on tests, the notice of evidence and of registries that support the values and the accounts information disclosed; and (c) the evaluation of the most representative practices and accounts estimates adopted by the Management of the Company and its controlled companies as well as the presentation of the financial statements taken together.

3. In our opinion the financial statements referred to above adequately represent, in all relevant aspects, the net worth and financial position of LLX Logística S.A., and the consolidated net worth and financial position of this Company and its controlled companies on December 31st, 2007, the results of its operations, the changes in its net worth and the sources and uses of its resources corresponding to the period from March 1st to December 31st, 2007 in accordance with the accounting practices adopted in Brazil.

4. Our examination was accomplished for us to form an opinion about the financial statements taken as a whole. The cash flow statements represent information complementary to those statements, are not required by the accounting practices adopted in Brazil and are presented to enable an additional analysis. This complementary information was submitted to the same auditing procedures applied to the financial statements and, in our opinion, is adequately presented in all relevant aspects in relation to the financial statements cited in paragraph 1 above, taken as a whole.

5. As commented in Explanatory Note no. 1, the controlled companies LLX Açu Operações Portuárias S.A., and LLX Minas-Rio Logística Comercial Exportadora S.A., (previously referred to as LLX Minas-Rio Logística S.A.) are in pre-operational phase. This way the results corresponding to the pre-operational activities of these controlled companies are registered in the deferred assets and results of future periods which were transferred from the deferred assets and/or from the result of the future periods to the result of the period. The Company also has a balance of premium arising from the acquisition of the controlled company. The recovery of the values registered in the permanent assets depends on the success of the future operations of the Company and its controlled companies as well as the Company and its controlled companies depend on the financial support of the shareholders and/or on third party resources until the operations become profitable. The plans of the Management related to the operational activities are described in the same Explanatory Note no. 1.

March 31st, 2008

KPMG Auditores Independentes
CRC-SP-14.428/0-6-F-RJ

Signed:
Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/0-2

LLX Logística S.A.

Balance Sheets

On December 31st, 2007
(in thousands of reais)

Assets	Note	Controller 2007	Consolidated 2007
Current			
Cash	5	157	156,457
Accounts receivable	6	-	1.301
Stocks	7	-	580
Taxes to recover	8	-	1.055
Other credits		1	323
		158	159,716
Non-current			
Long term receivables			
Taxes to recover	8	2	32
Judicial deposits		-	7
Controlled and connected companies	13	1.130	357
Credits with third parties		-	104
		1.132	500
Permanent assets			
Investments	9	172.785	-
Intangibles	10	-	72.290
Fixed assets	11	132	83.571
Deferred	12	-	17.842
		172.917	173.703
		174,207	333,919

Liabilities	Note	Controller 2007	Consolidated 2007
Current			
Suppliers		636	5,097
Taxes and contributions to pay	16	147	1,415
Salaries and remunerations		873	1,289
Provision for loss with derivatives		1,648	7,608
Controlled and connected companies	13	4,667	37,830
Obligations with acquisition of investments	18	-	31,907
Obligations with acquisitions of fixed assets	15	-	13,359
Obligations with third parties		-	2,701
Income tax and social contribution to pay	14	-	8,367
Other obligations		250	260
		8,221	109,833
Non-current			
Long term liabilities			
Obligations with acquisition of investments	18	-	31,907
Obligations connected to the withdrawal of assets and reforesting	19	-	65
Results of future periods	17	-	24,608
Other obligations		-	907
		-	57,487
Minority Participations		-	613
Net worth			
Company capital	20a	5,120	5,120
Reserves of profits	20c	160,866	160,866
		165,986	165,986
		174,207	333,919

The explanatory notes are an integral part of the financial statements.

LLX Logística S.A.

Income Statement

Period from March 1st (date of incorporation) to December 31st, 2007
(in thousands of reais)

	Note	Controller 2007	Consolidated 2007
Gross operational income		-	2.300
Deductions		-	(964)
Net operational income		-	1.336
Costs of products sold and of services rendered		-	(4.867)
Gross loss		-	(3.531)
Other operational income (expenses)			
Administrative and general		(5,079)	(5,161)
Financial income		2	3
Financial expenses		(1,733)	(1,829)
Result of net worth equivalence		(3,225)	-
Other operational income		1	26
Operational loss		(10,034)	(10,492)
Non-operational result	22	170,900	170,390
Profit before income tax and social contribution		160,866	159,898
Income tax and social contribution	14	-	(415)
Profit before minority participations		160,866	159,483
Minority participations		-	1,383
Net profit for the period		160,866	160,866
Net profit per lot of 1000 shares – R$		31,42	
Number of shares at end of period (per lot of thousand)		5,120	

The explanatory notes are an integral part of the financial statements.

LLX Logística S.A.

Shareholders' Equity Statement

Period from March 1st (date of incorporation) to December 31st, 2007

(in thousands of reais)

	Note	Company capital	Reserve of profits	Accumulated profits	Total
Paying up of capital on March 1st, 2007	20a	10	-	-	10
Capital increase with assets on April 11th, 2007	20a	5,110	-	-	5,110
Net profit for the period		-	-	160,866	160,866
Destinations:					
Legal reserve	20c	-	1,024	(1,024)	-
Reserve of receivable profits	20c	-	39,960	(39,960)	-
Reserve of retention of profits	20c	-	119,882	(119,882)	-
Balances on December 31st, 2007		5,120	160,866	-	165,986

The explanatory notes are an integral part of the financial statements.

LLX Logística S.A.

Statement of source and uses of funds

On December 31st, 2007

(In thousands of reais)

	Controller	Consolidated
	2007	2007
Origin of resources		
From the operations		
Net profit for the period	160,866	160,866
Items that do not affect the current capital		
Depreciation and amortization	3	36
Result of net worth equivalence	3,225	-
Gain by variation of percentage of participation in controlled companies	(170,900)	-
Minority participations	-	(1,383)
	(6,806)	159,519
From the shareholders		
Capital increase, net	5,120	5,120
From third parties		
Increase in long term receivables	-	972
Increase in the value of the acquisition of investments	-	31,907
Increase in the result of future periods	-	24,608
Increase in minority participations	-	1,996
	(1,686)	224,122
Applications of resources		
Resources applied in the operations		
Increase in long term receivables	(1,132)	(500)
Acquisition in permanent investments in other companies	(5,110)	(70,520)
Acquisition of rights of way	-	(1,770)
Acquisitions of fixed assets goods	(135)	(83,607)
Additions to deferred assets	-	(17,842)
	(6,377)	(174,239)
Increase (reduction) of net current capital	(8,063)	49,883
Statement of the variations in the net current capital		
Current assets		
At the end of the period	158	159,716
At the start of the period	-	-
	158	159,716
Current liabilities		
At the end of the period	8,221	109,833
At the start of the period	-	
	8,221	109,833
Increase (reduction) of net current capital		
	(8,063)	49,883

The explanatory notes are an integral part of the financial statements.

LLX Logística S.A.

Statement of cash flows

On December 31st, 2007

(In thousands of reais)

	Controller 2007	Consolidated 2007
Cash flows of the operational activities		
Net profit of the period	160,866	160,866
Items of the result that do not affect the cash:		
Depreciation and amortization	3	38
Result of net worth equivalence	3,225	-
Monetary variation and interest	131	-
Minority participations	-	(1,383)
Gains by variation of percentage in participations of controlled companies	(170,900)	-
Provision for losses with derivatives	1,648	1,648
Variations in assets and liabilities:		
Increase of judicial deposits	-	(7)
Increase in stock	-	(580)
Increase in accounts receivable	-	(1,301)
Increase in other credits	(3)	(427)
Increase in taxes to recover	-	(1,087)
Increase in suppliers	636	5,097
Increase in income tax and social contribution to pay	-	8,387
Increase of taxes and contributions to pay	147	1,415
Increase of obligations with acquisition of investments	-	63,814
Increase of obligations with acquisition of fixed assets	-	13,359
Increase of obligations with third parties	-	2,701
Increase in other obligations	1,123	2,456
Increase in the results of future periods	-	24,608
Increase in minority participations	-	1,996
Net available cash generated by (applied in) operational activities	(3,124)	281,578
Cash flows of the investment activities		
Credits with connected persons:		
Loans granted	(1,416)	-
Loans settled	306	-
Acquisition in permanent investment in other companies	(5,110)	(70,520)
Provision for losses with derivatives	-	5,960
Obligations connected to the withdrawal of assets	-	65
Acquisition of fixed asset goods	(135)	(83,607)
Acquisition of rights of way	-	(1,770)
Additions to deferred assets	-	(17,842)
Net available cash applied to the investment activities	(6,355)	(167,714)
Cash flows of the financing activities		
Capital increase	5,120	5,120
Debits with connected persons:		
Loans obtained	4,876	37,473
Loans settled	(360)	-
Net available cash generated by the financing activities	9,636	42,593
Statement of increase in available cash		
At the start of the period	-	-
At the end of the period	157	156,457
Increase in available cash	157	156,457

The explanatory notes are an integral part of the financial statements.

LLX Logística S.A.

Explanatory notes to the Financial Statements

Period from March 1st (date of incorporation) to December 31st, 2007

(in thousands of reais except when mentioned otherwise)

1. Operational context

On March 1st, 2007 LLX Logística S.A. was incorporated ("LLX" or "Company") by the partners MMX Mineração e Metálicos S.A., ("MMX") and MPC Mineração Pesquisa e Comércio Ltda., ("MPC") with company capital of Restructuring Operation R$10 corresponding to 10,000 ordinary nominative shares.

LLX was constituted for development and operation of the logistic activities of the MMX Group and to provide the Country with infrastructures and integrated logistical competences, chiefly in the port sector. These operations consist chiefly in the transport of own iron ore cargo of the MMX Systems, all kinds of cargo of third parties, bulk solids (agricultural and industrialized), liquids and containers.

On April 11th, 2007 the shareholders promoted a shareholding reorganization, which resulted in the following events:

a. MPC transferred the quotas it had of the company capital of the Company to MMX and with this MMX became direct controller of the Company.

b. MMX and Centennial Asset Minas-Rio S.A., ("Centennial Asset Minas-Rio;') promoted the partial split-off of the logistic assets of MMX Minas-Rio Mineração S.A., ("MMX Minas-Rio") with the absorption of the portions split of its net worth by two new companies denominated LLX Minas-Rio Logística Comercial Exportadora S.A., ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A., ("LLX Açu"), MMX going on to directly hold 70% of the shares representative of the company capital of these two new companies.

   As a result of the split-off, LLX Minas-Rio holds 300 hectares of Porto do Açu reserved for the construction of an iron ore port terminal. LLX Açu in turn is the proprietor of the remaining portion of Porto do Açu with approximately 7,500 hectares.

c. At the end of the reorganization, which did not imply any dilution of the corporate interests, MMX transferred its interest in the company capital of LLX Açu and of LLX Minas-Rio to the controlled company LLX.

(in thousands of reais except when mentioned otherwise)

d. The shareholders promoted the partial split-off of Centennial Asset Minas-Rio converting the portion split of its company capital to a new company denominated Centennial Asset Participações Logística S.A., ("Centennial Asset Logística"). The assets and liabilities conveyed as a result of this split are limited only to the investment of Centennial Asset Minas-Rio in LLX Açu, which was transferred to Centennial Asset Logística.

   The Company and Centennial Asset Mining Fund LLC ("Centennial Asset") signed a preliminary agreement with an integral controlled company of the mining company Anglo American plc. ("Anglo American") by means of which it acquired 100% of the company capital of Centennial Asset Minas-Rio.

On July 13h, 2007 Centennial Asset, by means of an auction held on the trading floor of BOVESPA, disposed of 100% of the shares of Centennial Asset Minas-Rio for the amount of Restructuring Operation R$1,317,337 (equivalent to US$704,082 thousand on the date) which were acquired integrally by Anglo American Participações em Minério de Ferro Ltda. ("Anglo American Participações") integrally controlled by Anglo American, going on to hold 30% of the capital in LLX Minas-Rio and MMX Minas-Rio.

On July 18th, 2007 Anglo American Participações subscribed new shares issued by LLX Minas-Rio through the effecting of capital increase in the amount of Restructuring Operation R$335,339 (equivalent on the date to US$179,913 thousand) causing Anglo American Participações to increase its participation in the capital of LLX Minas-Rio to 49%.

On September 27th, 2007, MMX, LLX and the Ontario Teachers´ Pension Plan Board ("OTPP"), a Canadian pension fund, signed a definitive contract for the subscription and acquisition by OTPP of 15% of the shares issued by LLX under the form of preferred shares, for the amount of US$185 million (the "investment"). The financial settlement of the Investment took place on January 17th, 2008, according to Explanatory Note no. 26c.

The resources of the Investment will be used to: (i) develop port activities not related to iron ore in Porto do Açu in the State of Rio de Janeiro; (ii) to develop an industrial complex located in the retro-area of Porto do Açu; and (iii) to fund the acquisition of Porto Brasil in the State of São Paulo and Porto Sudeste in the State of Rio de Janeiro. Porto Brasil, Porto Sudeste and the activities not related to iron ore and the industrial complex in Porto do Açu are business opportunities that are currently being developed by LLX Açu.

Explanatory notes to the Financial Statements

(in thousands of reais except when mentioned otherwise)

Porto do Açu, located on the north coast of the State of Rio de Janeiro, 45 km from the City of Campos, presents a natural depth of 15 meters and with minimum dredging can reach 18.5 meters, thus having the prerequisite for becoming a private super-port of mixed use for *cape size* ships.

Porto do Açu is divided into two areas: one dedicated to the iron ore belonging to LLX Minas-Rio and the other destined for the movement of other third party cargoes, belonging to LLX Açu.

LLX Minas-Rio has an area of 300 hectares and will count on a structure sufficient to move, in a first phase, more than 26 million tons of iron ore. The breakwater work, access canal, mooring berths and access bridge started in the fourth quarter of 2007.

LLX Açu has an area of 7,500 hectares and will construct additional berths necessary for the movement of the other cargoes and retro-area for movement. In January of 2008 LLX Açu signed an agreement with LLX Minas-Rio for the use of the common infrastructure (breakwater, access canal and access bridge).

Currently the principal asset of LLX is Porto do Açu, however the plans of the Management include the development of other port terminals. Some of these projects will be developed in partnership with strategic investors. The resources for LLX Açu, LLX Minas-Rio and other projects that are still under study will be obtained by financing of third parties and the capturing of funds by means of capital increase of LLX.

On November 7th, 2007 LLX Açu exercised the option of purchase of the quotas of the companies Sepetiba Empreendimentos e Participações Ltda., ("Sepetiba Empreendimentos") and Pedreira Sepetiba ("Pedreira Sepetiba"), according to Explanatory Notes nos. 9b and 10c.

On November 7th, 2007 Sepetiba Empreendimentos had its company name altered to LLX Sudeste Operações Portuárias Ltda., ("LLX Sudeste").

Explanatory notes to the Financial Statements

(in thousands of reais except when mentioned otherwise)

As a result of the process of restructuring and acquisition the Company presents the following shareholding structure on December 31st, 2007:


MMX Mineração e Metálicos S.A.
99,99%
LLX Logistica S.A.
70,00%
51,00%
LLX Açu Operações Portuárias S.A.
LLX Minas Rio Logística Comercial Exportadora S.A.
99,99%
99,99%
LLX Sudeste Operações Portuárias Ltda.
Pedreira Sepetiba Ltda.

2. Licenses

The LLX Group has as commitment to obtain all the licenses required by law for each one of its installations and activities. Currently the Company, by means of its controlled companies, has the following licenses:

Company	Type	Date of Validity	Issue
LLX Açu	Environmental license of port Installation. Authorization for Construction and exploration of	14/05/2007	3 years
LLX Minas-Rio	Porto do Açu	20/06/2007	Undetermined

3. Presentation of the financial statements

The individual financial statements and consolidated were prepared based on the accounting practices emanating from the company legislation and standards of the Securities Commission ("CVM) and are presented for the period from March 1st (date of incorporation) to December 31st, 2007, there not being comparative financial statements.

On March 31st, 2008 the Board of Directors of the Company authorized the conclusion and disclosure of the financial statements referring to the period ending on December 31st, 2007.

The Explanatory Notes include information relating to the projected investments, area of development and estimated quantity of transport of iron ore (Explanatory Note no. 1), that are not part of the scope of auditing of the Financial Statements and, consequently, were not audited by KPMG Auditores Independentes.

Cash flow statements

The Company is presenting as supplementary information the cash flow statements prepared according to NPC 20 – Cash flow Statement issued by IBRACON – Instituto de Auditores Independentes do Brasil.

Summary of the principal accounting practices

a. Assessment of the result

The result of the operation is assessed in compliance with the accounts regime of competence of the period. Bearing in mind the pre-operational phase of the major part of the companies controlled by the Company, the consolidated result of the Company is represented basically by expenses not related to the ongoing projects and/or that are not directly associated to future benefits and by the operations of the controller and the commercialization of stone developed by means of the controlled company Pedreira Sepetiba.

b. Accounting estimates

The preparation of the financial statements in accordance with the accounting practices adopted in Brazil requires the Management to use judgment in the determination and registry of accounting estimates. Assets and liabilities significant subject to these estimates and premises include the residual value of the fixed asset, of the rights of way and cost for the withdrawal of assts and reforesting, the income tax and deferred social contribution, the premium in the acquisition of controlled companies, the deferred assets and the provisions for the valorizing of financial instruments. The settlement of the transaction involving these estimates can result in values different to those estimated due to impreciseness inherent to the process of its determination. The Company revises the estimates and premises at least quarterly.

c. Current and non-current assets

- **Financial applications**

  The financial applications are evaluated at cost added to the yields earned up to the date of the balance sheet and do not go beyond market value.

- **Accounts receivable**

  The values relating to the accounts receivable are registered by the amount billed including the respective taxes.

- **Stocks**

  Evaluated at average cost of acquisition or of production.

  The cost of stocks includes expenses incurred in the acquisition, transport and storage of the stocks. In the case of finished stocks, the cost includes the general expenses of manufacture based on the normal capacity of operation.

- **Other current and non-current assets**

  They are presented by the liquid value of realization.

d. *Permanent assets*

- **Investments**

The investments in controlled companies are evaluated in the controller by the net worth equivalence method.

- **Intangibles**

- *Right of Way*

Represents the right of access to the area of property of third parties for the doing of work of construction of access road, to install work sites and to construct an area for storage of the materials that will be extracted from the quarry in Fazenda Itaoca. The amortization will be calculated by the validity period of the contract, which corresponds to three years from the date of the start of the operation (see Explanatory Note no. 10a).

- *Cost for the withdrawal of assets and reforesting*

Are represented by the costs that the Company will have to re compose the areas when the rights of way end.

The expenses connected to the recovery of the areas and the withdrawal of assets originating from the right of way will be amortized according to the contract period, that is, three years (see Explanatory Note no. 10b).

- *Premium in the acquisition of controlled company*

The premium generated in the acquisition of a controlled company is based on the expectation of generation of future profits and will be amortized according to the future results in up to ten years (see Explanatory Note no. 10c).

- **Fixed assets**

  Registered at cost of acquisition, formation or construction. The depreciation of the goods in operation is calculated by the linear method at rates that take into consideration the life span of the goods.

- **Deferred**

  All the results assessed in the pre-operational phase relating to expenses with research and development of the projects of the controlled companies of the Company as well as the corresponding financial charges, monetary and/or exchange variations incurred and/or earned up to the date of the balance sheets are associated to the expectation of future benefits and are registered in the deferred assets and/or results of the future periods. The amortization for the operational activities will be calculated by the period of ten years from the date of entry into operation.

  The expenses that are not directly associated to any future benefits are transferred from the deferred assets and/or results of future periods to the result of the period.

e. *Current and non-current liabilities*

Are demonstrated by the values known or calculable added, when applicable, to the corresponding charges, monetary and/or exchange variations incurred up to the date of the balance sheets.

f. *Provisions*

A provision is recognized in the balance sheet when the Company has a legal obligation or constituted as a result of a past event, and it is probable that an economic resource is required to settle the obligation. The provisions are registered having as basis the best estimates of the risk involved.

g. Income tax and social contribution

The income tax and social contribution of the current and deferred period are calculated based on the aliquots of 15% added to the additional of 10% on the taxable profit over R$240 for income tax and 9% on the taxable profit for social contribution on the net profit and they consider the compensation of tax losses and negative base of social contribution limited to 30% of the real profit.

The tax credits deferred assets are integrally provisioned due to the current stage of the operations of the Company and its controlled companies.

h. Income of future periods

The credit income resulting from the pre-operational financial incomes of the period are registered in the income of future periods. The amortization for the operational activities will be calculated for the period of ten years from the start of the operations of the controlled companies.

4. Consolidated financial statements

The consolidated financial statements were prepared in compliance with the principles of consolidation emanating from the Brazilian company legislation in accordance with CVM Instruction no. 247/96 and include the financial statements of the controller and its controlled companies.

The consolidated financial statements include the information of LLX and its controlled companies listed ahead:

	Interest Percentage **2007**
Direct controlled companies:	
LLX Minas-Rio (*)	51.00%
LLX Açu	70.00%
Indirect controlled companies:	
LLX Sudeste	70.00%
Pedreira Sepetiba	70.00%

(*) Shared control according to the Shareholders Agreement that guarantees the same rights of control to the shareholder Anglo American Participações.

The accounting practices were applied in a uniform way between the consolidated companies.

Description of the principal procedures of consolidation

a. Elimination of the balances of the accounts of assets and liabilities between the consolidated companies;

b. Elimination of the balances of the accounts of investments and corresponding participations in the capital and accumulated profits of the controlled companies;

c. Highlight of the value of the participation of the minority shareholders in the consolidated financial statements;

d. The balances of the inter-company transactions of the controlled company of shared control were eliminated and the participations that fall to the other shareholders highlighted in the balance sheet;

e. Consolidation proportional to the participation of the Company in the capital of LLX Minas-Rio for it dealing with companies whose control is shared according to the Shareholders Agreement.

(in thousands of reais except when mentioned otherwise)

As foreseen in CVM Instruction no. 247/96 of the Securities Commission, the consolidation of the controlled company LLX Minas-Rio was done in a way that is proportional to the participation of the controlled company in the capital of LLX Minas-Rio, which is 51%, for it dealing with a company whose control is shared, according to the Shareholders Agreement.

The summary of the individual financial statements on December 31st, 2007 of the controlled company of shared control LLX Minas-Rio already considering the percentage of participation of 51% is as follows:

Balance Sheet	**LLX Minas-Rio 2007**
Assets	
Cash	156,002
Taxes to recover	1,034
Related parties	2,514
Intangibles	1,771
Fixed assets	38,626
Deferred	13,604
Others	30
	213,581
Liabilities	
Supplier	2,902
Taxes and contributions to pay	8,482
Related parties	212
Provision for losses with derivatives	5,960
Provision for withdrawal of assets and reforesting	65
Results of future periods	24,608
Net Worth	171,352
	213,581

(in thousands of reais except when mentioned otherwise)

5. Cash

	Controller 2007	Consolidated 2007
Cash and banks	157	471
Financial applications	-	155,986
	157	156,457

The financial applications basically represent resources of the Minas-Rio System represented by the companies LLX Minas-Rio and MMX Minas-Rio, invested in exclusive funds of MMX administered by financial institutions and pegged to federal public securities and private securities (Bank Credit Certificate – "CDB") of financial institutions of the first line and private securities (CDB´s and Debentures) issued by financial companies and institutions all with average profitability equivalent to DI CETIP ("CDI"). The debentures represent committed operations registered in CETIP and are not subject to credit risk of the respective issuers.

Composition of the financial applications

Ahead is represented the composition of the portfolio of financial applications:

		Nature of the applications – Consolidated 2007		
Financial institution	**Public securities**	**Committed operations**	**CDB**	**Total**
Exclusive funds:				
UBS Pactual	5,958	131,077	11,917	148,952
Other applications:				
Bradesco	-	-	7,034	7,034
	5,958	**131,077**	**18,951**	**155,986**

The exclusive funds are regularly audited by independent auditors and are subject to obligations restricted to the payment of services rendered by the administration of the assets, attributed to the operation of the investments such as custody taxes, auditing and other expenses, not existing relevant financial obligations as well as assets of the Company to guarantee these obligations.

6. Accounts Receivable

The values relating to the accounts receivable represent the operations of sale of stone of the controlled company Pedreira Sepetiba in the amount of R$1,301. A provision was not constituted for credit of doubtful settlement considering that there is no risk of loss of the accounts receivable according to the evaluation made by the Management.

7. Stocks

	Consolidated
	2007
Finished products:	
Pedreira Sepetiba	337
Stockroom:	
Pedreira Sepetiba	243
	580

(in thousands of reais except when mentioned otherwise)

8. Taxes to recover

	Controller 2007	Consolidated 2007
CSSL	-	7
IRRF	-	1,048
ICMS	2	32
	2	1.087
Current	-	1,055
Non-current	2	32

In function of the long-term expectation for the making of the credits of ICMS the Company made a reclassification of the balances for the non-current assets on June 30th, 2007.

9. Investments

a. *Corporate interests*

Data of the controlled companies	Interest in company capital (in %)	Net worth	Company capital	Company capital to pay up	Advance payment for future capital increase	Loss for the period
LLX Açu	70.00%	2,045	6,654	–	–	(4,609)
LLX Minas-Rio	51.00%	171,352	171,352	–	–	–

LLX Minas-Rio is considered a joint controlled company according to CVM Instruction no. 247/96.

(in thousands of reais except when mentioned otherwise)

b. Movements – Controller

		Movement		
Controlled companies	**Acquisition of investments**	**Capital increase**	**Net worth equivalence**	**12/31/2007**
LLX Açu	4,658	-	(3,225)	1,433
LLX Minas-Rio	452	170,900	-	171,352
Total	5,110	170,900	(3,225)	172,785

In October of 2007 the controlled company LLX Açu paid Restructuring Operation R$20,000 for the option to purchase of the properties belonging to the companies LLX Sudeste and Pedreira Sepetiba.

Still under the terms of the contract to the controlled company LLX Açu was granted, at any time and at its exclusive discretion, the substitution of the option to acquire the properties for the option to acquire the quotas of the companies LLX Sudeste and Pedreira Sepetiba for the total price of R$63,814, according to Explanatory Note no. 1.

On November 7th, 2007 LLX Açu exercised the option to purchase of the quotas of the company LLX Sudeste and Pedreira Sepetiba for the total price of R$63,814, (according to Explanatory Note no. 1) which will be paid in 24 monthly and successive installments, the first installment being due in January of 2008. The purchase price was updated by the variation of the IGP-M from September 30th, 2007 to January 3rd, 2008 and will be updated by the variation of the CDI from January 3rd, 2008 up to the integral payment of the referred to amount.

The premium generated in this option totaled the amount of R$70,913, according to Explanatory Note no. 10c.

10. Intangibles

	Consolidated
	2007
Right of way (a)	1,705
Cost for withdrawal of assets and reforesting (b)	65
Premium and discount in the acquisition of the controlled company (c)	70,520
	72,290

(a) Right of way

Through its controlled company LLX Minas-Rio, the Company has right of way in the areas of the property of third parties for doing the construction work of the access road, installation of the work site and the construction of a storage area of the materials that will be extracted from the quarry in Fazenda Itaoca. The right of way is contractually foreseen and has a validity period of three years from the date of the start of the operation.

The right of way will be amortized for the validity period of the contract, that is, three years from the date of the start of the operation.

(b) Cost for the withdrawal of assets and reforesting

Refer to the costs that the Company will have to recompose the areas when the right of way ends, as described in Explanatory Note no. 20.

The costs for the withdrawal of assets will be amortized for the same period as the right of way, that is, three years.

(in thousands of reais except when mentioned otherwise)

(c) Premium and discount in the acquisition of the controlled company

The balance of premium assessed in the acquisition of LLX Sudeste by the controlled company LLX Açu in the amount of R$70,913 is based on the expectation of future profitability of the Porto do Sudeste project. Additionally a discount was assessed in the acquisition of Pedreira Sepetiba in the amount of R$393.

The premium and discount will be amortized in up to ten years from the date of entry into commercial operation and in compliance with the projections of future profitability.

11. Fixed assets

	Controller	**Consolidated**
	2007	**2007**

	Controller	**Consolidated**
	2007	2007
LLX Minas-Rio	-	38.626
LLX Açu	-	34.174
Pedreira Sepetiba	-	5.507
LLX Sudeste	-	5.132
LLX Logística	132	132
	132	83.571

Explanatory notes to the Financial Statements

(in thousands of reais except when mentioned otherwise)

Composition of balances

		Controller – 2007			Consolidated – 2007		
	Depreciation rate p.a.%	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	4	25	-	25	795	-	795
Furniture and utensils	10	62	(1)	61	105	(1)	14
Computer equipment	20	-	-	-	1.485	-	1.485
Machines and equipment	20	17	(1)	16	68	(3)	65
Information technology programs	10	-	-	-	4.005	(31)	3.974
	20	31	(1)	30	41	(1)	40
		135	(3)	107	6.499	(36)	6.373
Land	-	-	-	-	19.327	-	19.327
Advance payments for formation of fixed assets	-	-	-	-	55.272	.	55.272
Ongoing work	-	-	-	-	2.509	-	2.509
	-	-	-	-	77.108	-	77.108
		135	(3)	107	83.607	(36)	83.481

12. Deferred

The deferred is demonstrated at the cost of formation and represents pre-operational expenses incurred and financial results incurred and/or earned by the companies LLX Açu and LLX Minas-Rio in the research phase and implantation of the integrated projects of logistics.

(in thousands of reais except when mentioned otherwise)

Its composition being as follows:

	Consolidated
	2007
Pre-operational expenses	17,013
Pre-operational financial results	829
	17,842

The composition of the pre-operational expenses and financial results is as follows:

	Amortization Rate p.a.%	**Consolidated 2007**
Pre-operational expenses	10	
Personnel		1,057
Consultation, auditing and others		1,212
Investment in research		4,593
Taxes and levies		1,453
Income tax		6,152
Social contribution		2,215
Others		331
		17,013
Pre-operational financial results	10	
Interest		826
Others		3
		829
		17,842

The deferred asset will be amortized in ten years from the date of entry into commercial operation when the expectations of economic benefits will begin to start.

(in thousands of reais except when mentioned otherwise)

13. Transactions with related parties

The principal balances of assets and liabilities on December 31st, 2007 as well as the transactions that influenced the result of the period, resulting from transactions of the Company with its direct and indirect controlled companies of the MMX Group were done in usual market conditions for the respective types of operations, as demonstrated ahead:

	Accounts receivable		Accounts payable	
	Controller	Consolidated	Controller	Consolidated
	2007	2007	2007	2007
MMX Minas-Rio	-	-	107	297
MMX	-	-	3,634	37,520
MMX Metálicos Corumbá Ltda	-	-	-	13
LLX Minas-Rio	35	-	926	-
LLX Açu	738	-	-	-
Spirit of Brazil	357	357	-	-
	1,130	357	4,667	37,830

The balances of credits and debits resulting from the operations with connected companies are subject to the interest rate and correction index equivalent to 101% of the CDI with due date period of one year counted from the respective date of signature.

Contract with MMX

On March 26th , 2007 an *Intercompany* Master Loan Contract was signed between MMX, the Company and its controlled companies in order to standardize and define the form of the loan contracts that may be signed between the parties in the measure in which these become necessary to finance the development of their activities. The *loans* will be documented in the form of negotiation notes that will determine the parties involved, the amount, the interest rate and correction index of the loan and due date.

(in thousands of reais except when mentioned otherwise)

Contract with Spirit of Brazil

On December 31st, 2007 the Company signed a contract of onerous assignment of rights, obligations and intangible goods with Spirit of Brazil with due date up to January 30th, 2008, with the objective of the transference of information obtained in research and studies of technical, commercial, legal, and economical viability held by LLX for the incorporation of a navigation company.

14. Income tax and social contribution

On December 31st, 2007 the controlled companies LLX Minas-Rio and LLX Açu were found in pre-operational phase. The deferred income tax and social contribution assets were calculated at the aliquot of 34% , however, due to the current stage of the operations of the Company and its controlled companies an integral provision was constituted for the conversion of these assets.

a. *Deferred*

The deferred income tax and social contribution have the following origin:

	Controller 2007	Consolidated 2007
Non-current assets		
Tax losses to compensate	1,290	1,641
Negative base of social contribution	464	591
Provision for loss with derivatives	560	560
	2,314	2,792
Provision for conversion	(2,314)	(2,792)
	-	-

b. Results of future periods

The conciliation of the expense calculated by the application of the tax aliquots of income tax and social contribution registered in the deferred by the controlled company LLX Minas-Rio is demonstrated as follows:

	Controller 2007	Consolidated 2007
Pre-operational financial results	-	24,608
Income tax and social contribution (*)	-	8,367
Effective aliquot	34%	34%

(*) Accounted for in the he adding of results of future periods by LLX Minas-Rio as mentioned in Explanatory Note no. 17. The income tax and social contribution to pay were the object of a writ of mandamus described in Explanatory Note no. 26c.

(in thousands of reais except when mentioned otherwise)

c. *Result of the period*

The conciliation of the expense calculated by the application of the tax aliquots of income tax and social contribution is demonstrated ahead:

	Controller 2007	Consolidated 2007
Profit before income tax and social contribution	160,866	161,858
Nominal aliquot	34%	34%
Income tax and social contribution at nominal aliquot	54,694	55,032
Effect of IRPJ/CSLL on the additions (exclusions) to the accountable profit ("CSLL"):		
Provision for losses in investments	1,096	-
Capital gain in the participation of controlled companies	(58,106)	(58,106)
	(2,316)	(3,074)
Expenses of income tax and social contribution	-	-
Effective aliquot	-	-

The controlled company Pedreira Sepetiba decided to use an option offered by the Brazilian tax legislation so that the taxable profit is calculated at the rate of 8% (12% for social contribution) of the operational incomes plus 100% of other incomes. The aliquot of income tax is 15% (9% for social contribution) plus 10% on the amount of the basis of calculation that exceeds R$240 per year. In this regime the temporary differences cannot be used for the purposes of income tax and tax losses and cannot be accumulated for compensation in later periods.

On December 31st, 2007 the controlled company assessed income tax and social contribution of R$415.

(in thousands of reais except when mentioned otherwise)

15. Obligations for the acquisition of fixed assets

By means of its controlled company LLX Açu the Company holds commitments with MMX relating to the exercise of the option for acquisition of the property denominated Fazenda Caruará for the Porto do Açu Project done on September 26th, 2007, accounted for in the group of lands in the fixed assets.

The assignment of the rights to LLX Açu was the result of shareholding reorganization on April 11th, 2007, according to Explanatory Note no. 1.

16. Taxes and contributions to pay

	Controller 2007	Consolidated 2007
CFEM	-	465
IRPJ	-	322
IRRF	112	156
ICMS	-	115
CSL	-	93
PIS	-	56
ISS	-	41
IOF	14	35
COFINS	-	33
Others	21	99
	147	1,415

17. Results of future periods

The controlled company LLX Minas-Rio assessed a credit balance in the deferred assets resulting from gains with the term operation of currency and income from financial applications.

(in thousands of reais except when mentioned otherwise)

Its composition being as follows:

	Rate of amortization p.a.%	Consolidated 2007
Pre-operational financial results	10	
Yield of applications		7,675
Result of *hedge*		16,858
Interest		77
Others		(2)
		24,608

18. Obligations with acquisitions of investments

Through of its controlled company LLX Açu the Company has accounts payable relating to the acquisition of the quotas of Pedreira Sepetiba and LLX Sudeste, according to Explanatory Note no. 9b.

19. Obligations connected to the withdrawal of assets and reforesting

Through its controlled company LLX Minas-Rio, the Company has obligations connected to the recovery of the areas and withdrawal of assets and reforesting originating from the rights of way registered in the intangibles, according to Explanatory Note no. 10a. The expenses connected to this obligation are capitalized and amortized for three years according to the period of the contract.

20. Net worth (controller)

a. Company capital

The Company was incorporated on March 1st, 2007 by the partners MMX and MPC with company capital of 10,000 ordinary nominative shares without nominal value. The company capital is represented by 5,120,001 shares.

(in thousands of reais except when mentioned otherwise)

According to Explanatory Note no. 1, on April 11th, 2007 by transference from MMX, at the end of the shareholding reorganization, the Company received shareholding participation in the company capital of LLX Açu and LLX Minas-Rio.

As a consequence of this transference, the Company increased capital, according to the Minutes of the Shareholders Meeting, by 5,110,001 shares by means of the issue of new ordinary nominative shares and without nominal value of the Company, at the issue price of R$1.00, totalizing the amount of R$5,110 for the shareholding participations in the company capital of LLX Açu, represented by 4,657,874 ordinary nominative shares without nominal value, e valuated at R$4,658 as well as its participation in the company capital of LLX Minas-Rio, represented by 452,127 ordinary nominative shares without nominal value, evaluated at R$452.

b. *Dividends*

The shares of the Company participate in a condition of equality in the distribution of dividends, interest on own capital and other benefits to the shareholders. The company by-laws determine the distribution of a minimum obligatory dividend of 25% of the net profit of the period, adjusted in the form of article 202 of Act no. 6.404/76. The company has the maintenance of the policy of payments of dividends as perspective according to its company by-laws.

The minimum obligatory dividend calculated on the basic adjusted profit is demonstrated as follows:

	2007
Net profit of the period (controller)	160,866
Appropriation:	
Legal reserve	(1,024)
Basic profit for determination of the dividend	159,842
Minimum obligatory dividend proposed, equivalent To 25% of the basic profit - R$7.80 per share	39,960

(in thousands of reais except when mentioned otherwise)

According to article 202 of Act no. 6.404/76 the proposal of payment of the dividend can be limited to the amount of the net profit of the period that has been completed. The company assessed profit on capital gain in the variation of its participation in the controlled company LLX Minas-Rio due to the increase of capital by Anglo American Participações as described in Explanatory Note no. 1, still not representing a financial gain. The net profit of the period adjusted with the profits to realize presented a loss in the period as demonstrated below:

	2007
Net profit of the period (controller)	160,866
Profits to realize:	
Negative net result of the net worth equivalence	3,225
Non-operational gain by variation of shareholding	
Participation in controlled companies	(170,390)
Loss made	(6,299)

Consequently the integral amount of the minimum obligatory dividend was reverted to reserve of profits to realize and will thus be presented for approval of the shareholders at the Ordinary General Meeting to be held on April 30th, 2008.

c. *Reserve of profits*

The reserve of profits was constituted according to the following practices:

- *Legal reserve*

  It is constituted at the rate of 5% of the net profit assessed in each company period under the terms of article 193 of Act no. 6.404/76 up to the limit of 20% of the company capital.

(in thousands of reais except when mentioned otherwise)

- *Reserve of profits to make*

  In consonance with article 197 of Act no. 6.404/76 the Company constituted a reserve of profits to make in the amount of R$39.960 corresponding to the total of the minimum obligatory dividend, since there was no assessment of profit made after the adjustments of profits to make in the net result of the period. This reserve has the objective of putting off the distribution of profits economically existing but financially still not made and will be transferred to the accumulated profits and computed for the purposes of calculation of the obligatory dividend when the financial conversion occurs.

- *Reserve of retention of profits*

  In the proposed destination of the profits of the period from March 1st to December 31st, 2007, a retention of profits is foreseen in the amount of R$119,882 coming from the net profit of the period to be decided at the Shareholders Meeting on April 30th, 2008.

  In consonance with that established by article 199 of Act no. 6.404/76, this retention will be destined for a capital increase in the amount of R$70,000 and the difference of R$49,882 will be destined for the application, chiefly in the activities necessary for the development and implementation of the port projects foreseen in the annual investment budget established in the capital budget of the period of 2008, approved by the Management at a Shareholders Meeting held on March 24th, 2008 and in compliance with article 196 of Act no. 6.404/76.

21. Share purchase option Plan

So as to encourage the principal executives, the controlling shareholder of MMX, on September 30th, 2006, granted purchase options of shares of MMX belonging to it in favor of all the directors of MMX, including the two directors previously transferred to LLX.

(in thousands of reais except when mentioned otherwise)

The purchase options of shares granted by the controller shareholder represent a mechanism of remuneration and of retention for the period of five years of the administrators and executives considered by the controlling shareholder of MMX as fundamental resources for the success of the Company, without this implying any cost or dilution to the minority shareholders of MMX or LLX.

The options granted to the directors can be exercised in the proportion of 20% for each anniversary year of the initial public offer of MMX, occurred on July 24th, 2006, which will confer to their title holders the following rights:

- right of vote at General Meetings;

- right to minimum obligatory dividend, 25% of the net adjusted profit under the terms of article 202 of Act no. 6.404/76;

- in the case of onerous disposal of the control of the Company, the right to disposal of its shares in the same conditions assured to the disposing controlling shareholder;

- all the other rights assured to the shares issued by MMX under the terms foreseen in the Regulations of the New Market, Company By-laws and Act no. 6.404/76.

Additionally the beneficiaries of the option will be subject to the restrictions of sale described in the definitive prospectus of the primary public offer of MMX, registered in the CVM on July 21st, 2006, that prohibits them from selling shares for the period of 180 days counting from the date of the cited prospectus, being also subject to an additional restriction of sale for the period of three years from the public offer, except if they count on express authorization from the controller shareholder of MMX.

22. Non-operational result

The non-operational result refers to the capital gain in the participation of the controlled company LLX Minas-Rio in function of the subscription of new shares by Anglo American Participações, as described in Explanatory Note no. 1, which reduced the shareholding participation of LLX from 70% to 51%.

(in thousands of reais except when mentioned otherwise)

23. Commitments assumed

The Company has commitments of future purchases for the purposes of fixed assets and productions in the amount of R$731,956 and they should be fulfilled according to the due date of the contracts, as follows:

	Consolidated		
Nature of the contracts	**Date of signature**	**Due date**	**2007**
Services of preparation of conceptual project and basic project for the construction of Porto do Açu:			
SEI Consultoria & Projectos	11/06/2007	11/07/2007	6,910
Geodrill Engenharia	12/11/2007	06/11/2008	2,373
Others	-	-	4,462
			13,745
Technical advisement in study and implantation of Porto do Açu:			
SDC do Brasil	11/30/2007	(a)	95,040
Shanghai Dredging	11/30/2007	(a)	43,748
Logos Engenharia	12/07/2007	06/12/2010	26,673
Guimar Engenharia	12/07/2007	07/07/2011	21,988
Ecologus Engenharia Consultiva	08/30/2007	08/30/2009	8,720
Others	-	-	10,679
			206,848
Geotechnical soundings at sea and on land in the region of implantation of Porto Brasil:			
Geodrill :Engenharia	12/17/2007	12/17/2008	2,092
Others	-	-	108
			2,200
Machines and equipment for Minas-Rio System:			
Bardella S.A. Indústrias Mecânicas	12/21/2007	06/21/2009	62,265
Project and construction of the *off shore* work of Porto do Açu:			
Consórcio ARG Civilport	09/14/2007	12/01/2009	442,674
Others	-	-	1,127
			443,801
Other services of consultation and auditing of the ports			3,097
			731,956

(a) According to the closure term

LLX Minas-Rio signed a contract in the amount of R$505,536 with a consortium formed by the companies ARG Ltda., and Civil Port Engenharia Ltda., and total period of execution in 822 days, having as object the purchase of civil construction service rendering under the regime of contractor as well as the supply of material and preparation of the projects for construction of the maritime part of Porto do Açu, covering the access bridge of the pier, pier 1, the tug quays and access bridge to the breakwater, the breakwater and also the highway access road.

On November 30th, 2007 LLX Minas-Rio contracted the company SDC do Brasil for the execution of the dredging of the access to the piers and of the hydraulic landfill in the port of Açu as well as the technical assistance of the company Shanghai Dredging in the amount of US$53,353 thousand and US$24,491 thousand respectively.

There are no restrictive clauses linked to the maintenance of any financial indexes in the contracts made by the company and its controlled companies.

24. Financial instruments

The estimated amounts of conversion of financial assets and liabilities of the Company were determined by means of information available in the market and appropriate methodologies of evaluations. However, considerable judgment was required in the interpretation of the market data to produce the estimate of the most adequate amount of conversion. As a consequence the estimates ahead do not necessarily indicate the amounts that can be converted in the current exchange market. The use of different methodologies of the market can have a material effect on the estimated amounts of conversion.

The administration of these instruments is done by means of operational strategies aiming at liquidity, profitability and safety. The policy of control consists of the permanent accompanying of the rates contracted versus those in effect in the market. The Company and its controlled companies do not make applications of speculative character in derivatives or any other risk assets.

Explanatory notes to the Financial Statements

(in thousands of reais except when mentioned otherwise)

In satisfaction of CVM Instruction no. 235/95 the description of the accounting balances and of the market values of the financial instruments included in the balance sheet on December 31st, 2007 is identified ahead:

a. Available cash and financial applications

The balances in current account kept in banks have their market values identical to the accounting balances.

For the financial applications the market value was assessed based on the market quotations of these securities on December 31st, 2007.

The quotas of investment funds are valorized by the value of the quota on December 31st, 2007.

b. Loans to receive/pay

Presented at the accounting value since there are no similar instruments in the market and deal with operations with controlled companies and companies of the MMX Group.

c. Taxes to recover

Presented at the accounting value since there are no parameters for the assessment of their market value.

d. Investments

The market values for the investments are considered similar to the accounting balances, since they do not have market quotation.

e. Obligations with acquisition of investments

The estimated market value for the obligation with acquisition of investments, obtained through the present value at available interest rates, whose market value differs from the accounting, are thus represented:

	Consolidated 2007	
	Accounting value	Market value
Obligation with acquisition of short and long term investments:		
LLX Açu (according to Explanatory Note no. 18)	63,814	63,814

f. Derivatives

The Company has the policy of eliminating the market risks, avoiding assuming exposed positions and fluctuations of market values and operating only instruments that permit risk controls. The contracts of derivatives are term currency operations, all registered in the Custody and Settlement Chamber ("CETIP"). The Company does not expect to incur any significant losses in these operations apart from that already registered in the financial statements.

Limitations

The market values were estimated on the date of the balance sheet, based on "relevant market information". The changes in the premises can significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its controlled companies are susceptible to suffering significant variations due to the effects of the volatility of the exchange rate over its operations.

(in thousands of reais except when mentioned otherwise)

As a strategy for the prevention and reduction of the effects of fluctuation of the exchange rate, the Management adopts a policy of keeping derivatives with the maintenance of susceptible assets also linked to the exchange variation.

The Company is exposed to market risks resulting from its operations. Such risks chiefly involve the exchange rate risk.

Part of the income of the Company will be linked to the North American dollar wince the income with movement (shipments) of iron ore (handling fee) will be in this currency whereas the major part of its needs of investment of capital ("CAPEX") is in reais. As a strategy for the prevention and reduction of the effects of fluctuation of the exchange rate, the Management adopts a policy of keeping derivatives and currency term operation, all registered in CETIP, with the maintenance of susceptible assets also linked to the exchange variation.

In the currency term operations the Company presented positive results made in the period from March 1st to December 31st, 2007 of R$22,818 (referring to 51% of the total of R$44,742) carried to the result of the future periods by the controlled company LLX Minas-Rio.

On December 31st, 2007 the negative effects not converted in these operations or currency term are registered as losses and are carried to the result of future periods by the controlled company LLX Minas-Rio in the amount of R$5,960 (referring to 51% of the total of R$11,688).

The Company maintains open positions and has been assessing losses, however it should be highlighted that this result is subject to exchange rate variations while we keep the operations open.

Financial application risks

Financial applications are basically kept in exclusive funds of MMX with resources of LLX Minas-Rio. These funds are administered by financial institutions pegged to federal public securities and private securities ("CDB") of first-line financial institutions and private securities (CDB and Debentures) issued by companies and financial institutions linked to pre-fixed rates and at average profitability equivalent to the DI CETIP ("CDI") and are subject to the credit risk of the respective issuing companies and financial institutions.

Interest rate risk

The Company and its controlled companies use derivative financial instruments to protect or reduce the volatility in the financial costs of the operations of investments. The contracting of operations of derivative financial instruments, such as *swaps* and term currency, as hedge, has the objective of reducing the risks in investment operations. According to its financial policies the Company has not made operations involving financial instruments that have speculative character.

25. Insurance coverage

The Company and its direct and indirect controlled companies adopt the policy of contracting insurance coverage for the goods subject to risks by amounts considered by the Management as sufficient to cover eventual losses, considering the nature of its activity. The premises of risks adopted, given their nature, are not part of the scope of the audit of the financial statements, consequently they were not examined by our independent auditors. The policies are in effect and the premiums were duly paid. We consider that our insurance coverage is consistent with the other companies of similar size operating in the sector.

On December 31st, 2007 the insurance coverage was as follows:

	Consolidated 2007
Operational risks:	
Material damages	420
Civil responsibility	50

(in thousands of reais except when mentioned otherwise)

26. Subsequent events

a. Negotiation between the controlling shareholder of MMX and Anglo American

The controlling shareholder of MMX and the integral controlled company of Anglo American on March 30th, 2008 signed a contract of purchase and sale relating to the acquisition by Anglo American ("Purchase Operation") of the shares belonging to the controller shareholder of MMX of the company IronX Mineração S.A. ("IronX") incorporated from the split off of determined assets and liabilities of MMX ("Restructuring Operation"). As a result of the Restructuring Operation the split portions of MMX would be conveyed to be conveyed in favor of two companies, one of them IronX, the company object of the Purchase Operation and the other, LLX, thus the current participation of MMX in LLX being transferred to the shareholders of MMX. MMX will stay with the remains of its assets and liabilities.

With the conclusion of the Restructuring Operation, IronX will hold the participation of MMX of 51% in the MMX Minas-Rio System (excluding the shareholding participation of 51% in LLX Minas-Rio currently held by LLX) as well as the participation of 70% of MMX in the MMX Amapá System. An integral controlled company of Anglo American already currently holds participation of 49% in the MMX Minas-Rio System and in LLX Minas-Rio.

The parties consider that the Restructuring Operation is a precedent condition for the conclusion of the Purchase Operation. The terms of the Purchase Operation will also include the payment by IronX to MMX of a future economic participation due from 2023 in relation to MMX Amapá and from 2025 in relation to MMX Minas-Rio, apart from other mutual commitments of the parties involved.

Anglo American will pay an amount equivalent in reais to US$361.12 per share issued by IronX (assuming one share of IronX for each share of MMX in circulation) or a total of US$5.5 billion for 100% of the shares of IronX.

After the Restructuring Operation and while the controlling shareholder remains in control, MMX will continue to be the exclusive vehicle of this shareholder for the mining projects in general and LLX, the vehicle for ports and projects of logistic infrastructure. As part of the Restructuring Operation MMX will also have the option of holding a participation of 50% in the first pelletizing plant to be built in Porto do Açu.

(in thousands of reais except when mentioned otherwise)

As a consequence of the Restructuring Operation, if approved, IronX and LLX will be listed in the segment "New Market" of Bovespa and the minority shareholders of MMX will have the right to hold shares in each one of the three companies object of the restructuring, receiving a new share issued from IronX and from LLX for each share held, issued from MMX. Additionally each *Global Depositary Receipt (GDR)* of MMX will represent one twentieth of a share of MMX, of LLX and of IronX.

The consummation of the Restructuring Operation and the Purchase Operation is subject to certain conditions including approval by the Board of Directors of Anglo American and of MMX and the eventual regulatory approvals for the signing of the respective definitive contracts. Also, for the effecting of the Restructuring Operation, IronX, LLX and MMX should obtain the competent approvals of their shareholders at a meeting convened under the terms of Act no. 6.404/76 and the standards of CVM.

After the consummation of the Purchase Operation, Anglo American has the intention of concomitantly making the Offer of Tag-along, offer for the cancellation of registry of the open company IronX as well as for its exit from the New Market. In the hypothesis of an evaluation made on account of that foreseen in the legislation and in the applicable regulations to the offers of cancellation of registry of open company of exit from the New Market indicating a value higher than that paid to the Controller, Anglo American, at its discretion, can either keep the offer for the cancellation of registry of open company and exit from the New Market and, consequently pay the higher price to the minority shareholders accepting the unified offer or desist from the offers of closing of capital and withdrawal from the New Market, only keeping the Tag Along offer.

b. Judicial deposits of LLX Minas-Rio

The controlled company LLX Minas-Rio questions the suspension of the requirement of the IRPJ and CSSL on the financial incomes earned in its pre-operational phase. The controlled company filed a writ of mandamus on January 29th, 2008 and on January 31st, 2008 made a judicial deposit in the amount of Restructuring Operation R$16,403. The Company is waiting for the sentence in the lower court of the Federal Justice of Rio de Janeiro.

c. Subscription of shares by Ontario Teachers´ Pension Plan Board ("OTPP")

On January 17th, 2008 OTPP made a transfer of capital in LLX of US$185,000 thousand referring to the contract signed for the subscription of 15% of the shares of LLX.

d. Alterations in the Business Corporations Act (Act no. 6.404/76)

Act no. 11.638 published in the Official Gazette of the Union on December 28th, 2007 altered diverse provisions of Act no. 6.404 (Joint Stock companies). These alterations take effect on January 1st, 2008.

Amongst the principal alterations introduced we highlight the following matters, which, in the evaluation of our Administration, could modify the form of presentation of our financial statements and the criterion of assessment of our net worth and financial position and of our results from the period ending on December 31st, 2008:

- The obligation of the Statement of Sources and uses of funds ("DOAR") was made extinct, being substituted by the Cash Flow Statement ("DFC"). In the case of open companies the Statement of Added Value ("DVA") was also introduced as obligatory publication. DFC and DVA are also mandatory for all the large companies independently of their shareholding form, being subject to in dependent auditing.

- Intangible goods and rights were segregated from the tangible, the fixed assets being classified in investments, fixed assets, intangible and deferred.

- The heading "adjustments of net worth evaluation" in the Net Worth was created. They will be considered adjustments of net worth evaluation while not computed in the results of the period in obedience to the regime of competence, to the counterparts of increases or reductions of value attributed to elements of the assets and liabilities as a result of their evaluation at market price.

- The pre-operational expenses and expenses of restructuring that will contribute effectively to the increase of the result of more than one company period and which do not only configure only a reduction of costs or increase in the operational efficiency will be classified in the Deferred Assets.

- The tax incentives will no longer be classified as reserve of capital, becoming part of the results of the period. By determination of the organs of the Management, the General Meeting can destine a portion of the profit corresponding to these incentives for the formation of the Tax Incentive Reserve created as part of the reserves of profit and can be excluded from the basis of calculation of the obligatory dividend.

- Additionally the criterion of evaluation of the assets and liabilities were altered with highlight on the following points:

  - Items of assets and liabilities coming from long term operations as well as relevant short term operations will be adjusted to the present value in accordance with the international accountancy standards;

  - The value of recuperation of the goods and rights of the fixed assets, intangible and deferred shall periodically be evaluated so one can make the registry of potential losses or a revision of the criterion and rates of depreciation, amortization and exhaustion;

  - The rights classified in the intangible should be evaluated by the cost incurred in the acquisition deducted from the balance of the respective amortization account;

  - Financial instruments "available for sale" or "destined for negotiation" become evaluated at market value; and

  - All the other financial instruments must be evaluated by their updated or adjusted cost according to the probable value of conversion, if this is less.

- In the Operation of Transformation, Incorporation, Merger or Split-Off between independent parties and in which the effective transfer of control occurs, the evaluation at market value of the assets and liabilities will obligatorily be the market value.

- The participations of debentures, of employees and administrators, even in the form of financial instruments and of institutions or welfare funds of employees that are not characterized as expense should be included in the income statement of the period.

- The elimination of the possibility of registry of reserves of reevaluation for the joint stock companies. The new Law gave option to the companies to keep the existing balances and convert these balances within the current rules or cross entry these balances up to the end of the period of 2008.

The Management of the Company is in the process of evaluation of the effects that the above-mentioned alterations will produce in its net worth and results of the period of 2008, as well will take into consideration the guidelines and definitions to be issued by the regulating organs. At this time the Management understands it is not possible to determine the effects of these alterations in the result and in the net worth for the period ending on December 31st, 2007.

Explanatory notes to the Financial Statements

(in thousands of reais except when mentioned otherwise)

Composition of the Board of Directors

Eike Fuhrken Batista – President

Eliezer Batista Silva – Honorary President

Luiz Rodolfo Landim Machado – Director
Samir Zraick – Director
Luiz do Amaral de França Pereira – Director
Marcelo Adle Cheniaux – Director
Raphael de Almeida Magalhães – Director
Paulo Carvalho de Gouvêa – Director

Composition of the Executive Board

Ricardo Antunes Carneiro Neto – Chief Executive Officer and Relations with Investors
Eliane Aleixo Lustosa Thompson-Flores – Economic-Financial and Operations Officer
José Salomão Fadlalah – Officer
Luis Alfredo Osório de Castro – Officer

Valdenise dos Santos Menezes
Financial Control Management
Accountant: CRC-RJ-061865/0-7

END